

Mail Stop 3720

May 30, 2008

<u>**Via U.S. Mail**</u>
Mr. Kenneth G.C. Telford
Chief Financial Officer
MobiClear, Inc.
27th Floor, Chatham House
Salcedo Village, Makati City
Philippines

> **Re:** **MobiClear, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed May 22, 2008**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 0-10822**

Dear Mr. Telford:

     We have reviewed your response letter dated May 22, 2008 as well as your filing and have the following comments. As noted in our comment letter dated May 9, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 10-KSB Amendment No. 1 for the Fiscal Year Ended December 31, 2007</u>

<u>Exhibits 31 and 32</u>

1.   Please amend to provide Exhibits 32.1 and 32.2 in addition to your revisions to Part II and Exhibits 31.1 and 31.2 that were provided in Amendment No. 1. Pursuant to Rule 12B-15, an amendment to any report required to include the certifications as specified in §240.13a-14(a) or §240.15d-14(a) must include new certifications by each principal executive and principal financial officer of the registrant, and an amendment to any report required to be accompanied by the certifications as specified in §240.13a-14(b) or §240.15d-14(b) must be

accompanied by new certifications by each principal executive and principal financial officer of the registrant.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Kevin Timken, Esq.
        Kruse, Landa, Maycock & Ricks